CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2005,
FOURTEEN MONTHS ENDED DECEMBER 31, 2004
AND YEAR ENDED OCTOBER 31, 2003

(Expressed in Canadian Dollars, unless otherwise stated)

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Anooraq Resources Corporation

We have audited the accompanying consolidated balance sheets of Anooraq Resources Corporation as at December 31, 2005 and 2004 and the consolidated statements of operations, deficit and cash flows for the year ended December 31, 2005 and the fourteen months ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our audit opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Anooraq Resources Corporation as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the year ended December 31, 2005 and the fourteen months ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1 to the consolidated financial statements, the Company has insufficient working capital to meet its planned business objectives that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in note 4 to the consolidated financial statements, the Company changed its method of accounting for variable interest entities during the year ended December 31, 2005.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 12 to the consolidated financial statements.

KPMG LLP (signed)
Chartered Accountants

Vancouver, Canada
March 10, 2006

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

ANOORAQ RESOURCES CORPORATION
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	December 31	December 31
	2005	2004
		(restated – note 4)
Assets

Current assets
Cash and equivalents	$4,590,284	$14,945,355
Amounts receivable (note 5)	219,875	513,489
Due from related parties (note 9)	233,205	190,042
Prepaid expenses	116,069	138,642
	5,159,433	15,787,528
Equipment (note 6)	174,163	197,995
Mineral property interests (note 7)	8,502,000	8,494,358

	$13,835,596	$24,479,881

Liabilities and Shareholders' Equity

Current Liabilities
Accounts payable and accrued liabilities (note 9)	$378,997	$1,413,234

Shareholders' equity
Share capital (note 8)	50,207,363	49,974,357
Contributed surplus (note 8(c))	4,824,697	2,363,950
Deficit	(41,575,461)	(29,271,660)
	13,456,599	23,066,647

Nature of operations (note 1)
Commitments (note 7)
	$13,835,596	$24,479,881

See accompanying notes to consolidated financial statements

Approved by the Board of Directors

/s/ Tumelo M. Motsisi	/s/ Popo Molefe

Tumelo M. Motsisi	Popo Molefe
Director	Director

ANOORAQ RESOURCES CORPORATION
 Consolidated Statements of Operations
(Expressed in Canadian Dollars)

		Fourteen
	Year ended	months ended	Year ended
	December 31	December 31	October 31
	2005	2004	2003
Expenses
Accounting, audit and legal	$474,422	$479,731	$32,657
Conference and travel	646,992	486,481	180,613
Consulting	965,720	536,216	100,974
Exploration (schedule)	5,240,321	7,860,266	1,963,784
Foreign exchange loss (gain)	68,720	145,199	(19)
Interest income	(119,779)	(485,452)	(46,060)
Office and administration	551,278	457,571	131,216
Salaries and benefits	1,659,465	834,223	402,989
Stock-based compensation - office and administration (note 8(c))	1,822,010	1,426,006	477,087
Stock-based compensation - exploration (note 8(c))	714,243	1,040,542	8,875
Shareholders communications	260,155	342,848	193,835
Trust and filing	85,254	159,633	17,539
Write-off (recovery) of amounts receivable	–	(256,000)	365,924
Loss before the following	12,368,801	13,027,264	3,829,414
Future income tax recovery (note 7(b))	(65,000)	–	–
Loss for the period	$12,303,801	$13,027,264	$3,829,414

Basic and diluted loss per share	$0.08	$0.18	$0.11

Weighted average number of common shares outstanding	148,107,407	73,017,307	34,126,372

See accompanying notes to consolidated financial statements

Consolidated Statements of Deficit
(Expressed in Canadian Dollars)

		Fourteen
	Year ended	months ended	Year ended
	December 31	December 31	October 31
	2005	2004	2003
Deficit, beginning of period	$(29,271,660)	$(16,244,396)	$(12,414,982)
Loss for the period	(12,303,801)	(13,027,264)	(3,829,414)
Deficit, end of the period	$(41,575,461)	$(29,271,660)	$(16,244,396)

See accompanying notes to consolidated financial statements

ANOORAQ RESOURCES CORPORATION
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

		Fourteen
	Year ended	months ended	Year ended
	December 31	December 31	October 31
	2005	2004	2003
Operating activities
Loss for the period	$(12,303,801)	$(13,027,264)	$(3,829,414)
Items not involving cash
Amortization included in exploration expenses	48,503	39,121	20,637
Future income tax recovery	(65,000)	–	–
Stock-based compensation (note 8(c))	2,536,253	2,466,548	485,962
Unrealized foreign exchange gain	(165,312)	–	–
Equity loss in exploration expenditures (note 7)	317,709	195,387	–
Amounts receivable written off	–	–	365,924
Shares issued for property option payments
included in exploration expenses	–	340,000	203,125
Changes in non-cash operating working capital
Amounts receivable	293,614	(539,032)	(100,715)
Amounts due to and from related parties	(43,163)	–	–
Prepaid expenses	22,573	(77,823)	(7,784)
Accounts payable and accrued liabilities	(1,034,237)	884,957	436,163
Cash and equivalents used by operating activities	(10,392,861)	(9,718,106)	(2,426,102)

Investing activities
Mineral property acquistion costs	–	(4,489,745)	–
Purchase of equipment	(24,671)	(220,126)	–
Equity investment	(95,039)	–	–
Cash and equivalents used by investing activities	(119,710)	(4,709,871)	–

Financing activities
Issuance of common shares	157,500	25,380,632	5,151,590
Issue costs	–	(1,421,698)	(316,326)
Cash and equivalents provided by financing activities	157,500	23,958,934	4,835,264

Increase (decrease) in cash and equivalents	(10,355,071)	9,530,957	2,409,162
Cash and equivalents, beginning of period	14,945,355	5,414,398	3,005,236
Cash and equivalents, end of period	$4,590,284	$14,945,355	$5,414,398

Supplementary information
Interest paid	$73,855	$23,584	$–
Interest received	$(193,634)	$(509,036)	$(46,060)
Taxes paid	$–	$–	$–

Non-cash operating, financing and investing activities
Shares issued for property option agreements	$–	$–	$203,125
Increase in mineral property for future income taxes	$–	$1,385,255	$–
Fair value of options allocated to shares issued on exercise	$75,506	$–	$–

See accompanying notes to consolidated financial statements

ANOORAQ RESOURCES CORPORATION
Consolidated Schedules of Exploration Expenses
(Expressed in Canadian Dollars)

		Fourteen
Republic of South Africa	Year ended	months ended	Year ended
	December 31	December 31	October 31
	2005	2004	2003
Northern Limb of the Bushveld Complex
Amortization	$48,503	$39,121	$20,637
Assays and analysis	1,112,445	1,550,516	207,939
Drilling	2,023,315	2,972,042	308,552
Engineering	501,068	788,238	111,177
Environmental and socioeconomic	63,316	68,689	63,142
Geological and consulting	718,439	993,136	603,000
Graphics	2,661	47,101	32,772
Property fees and assessments	78,777	68,628	72,948
Property option payments	31,108	369,765	213,125
Site activities	247,249	480,387	218,116
Transportation	99,561	229,157	112,376
	4,926,442	7,606,780	1,963,784

Eastern Limb of the Bushveld Complex
Assays and analysis	20,963	–	–
Drilling	182,014	–	–
Engineering	37,101	93,539	–
Geological and consulting	40,896	29,294	–
Graphics	1,200	8,060	–
Environmental and socioeconomic	–	1,554	–
Property fees and assessments	1,440	2,783	–
Site activities	29,950	4,533	–
Transportation	315	113,723	–
	313,879	253,486	–

Exploration expenses before the following	5,240,321	7,860,266	1,963,784
Stock-based compensation (note 8(c))	714,243	1,040,542	8,875
Exploration expenses	5,954,564	8,900,808	1,972,659
Cumulative expenditures, beginning of period	16,892,216	7,991,408	6,018,749
Cumulative expenditures, end of period	$22,846,780	$16,892,216	$7,991,408

See accompanying notes to consolidated financial statements

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the year ended December 31, 2005, fourteen months ended December 31, 2004, and the year ended October 31, 2003
(Expressed in Canadian Dollars)

1.	Nature of operations

Anooraq Resources Corporation (the "Company" or "Anooraq") is incorporated in the Province of British Columbia, Canada and its principal business activity is the exploration of mineral property interests. Since 1999, the Company has focused on mineral property interests located in the Republic of South Africa, with particular attention on the Bushveld Complex (note 7).

During 2004, the Company changed its fiscal year end from October 31 to December 31.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain economically recoverable mineral reserves. The underlying value and the recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, and future profitable production or proceeds from the disposition of the mineral property interests.

The consolidated financial statements are prepared on the basis that the Company will continue as a going concern. Management recognizes that the Company will need to generate additional financial resources in order meet its planned business objectives. However, there can be no assurances that the Company will continue to obtain additional financial resources and/or achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that the Company’s assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

2.	Basis of presentation and principles of consolidation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. A reconciliation of material measurement differences between these principles and accounting principles generally accepted in the United States is shown in note 12.

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. The Company's investment in the Ga-Phasha joint venture (note 7(b)) is accounted for using the equity method (note 4).

All material intercompany balances and transactions have been eliminated.

3.	Significant accounting policies

(a)	Cash and equivalents

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of purchase, that are readily convertible to known amounts of cash.

(b)	Equipment

Equipment is carried at cost less accumulated amortization. Amortization is provided on a declining balance basis at various rates ranging from 15% to 30% per annum.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the year ended December 31, 2005, fourteen months ended December 31, 2004, and the year ended October 31, 2003
(Expressed in Canadian Dollars)

(c)	Mineral property interests

Exploration expenses incurred prior to determination of the feasibility of mining operations, and periodic option payments are expensed as incurred. Mineral property acquisition costs, and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operations and the receipt of required construction and exploration permits, are capitalized until the property to which they relate is placed into production, sold, allowed to lapse or abandoned.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares and warrants issued for mineral property interests, pursuant to the terms of the relevant agreement. These costs will be amortized over the estimated life of the property following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned or when an impairment in value has been determined to have occurred.

(d)	Investments

Investments in entities over which the Company exercises significant influence are accounted for using the equity method. Investments in joint ventures which the Company jointly controls, which are not variable interest entities, are accounted for using the proportionate consolidation method. Other investments are recorded at cost and written down only when the Company has determined that a decline in value that is other than temporary has occurred.

(e)	Share capital

The Company records proceeds from share issuances net of issue costs. Shares issued for consideration other than cash are valued at the quoted price on the date the agreement to issue the shares was reached and announced.

(f)	Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using the substantively enacted or enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Future income tax assets also result from unused loss carry forwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The carrying value of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the amount that is considered to be more likely than not of realization.

(g)	Loss per share

Basic loss per share is calculated by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the period. For all periods presented, loss available to common shareholders equals the reported loss.

Diluted loss per common share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the year ended December 31, 2005, fourteen months ended December 31, 2004, and the year ended October 31, 2003
(Expressed in Canadian Dollars)

dilutive share options and warrants are used to repurchase common shares at the average market price during the year. In the periods presented, diluted loss per share is the same as basic loss per share as the effect of including outstanding options and warrants in the loss per share calculation would be anti-dilutive.

(h)	Fair value of financial instruments

The carrying amounts of cash and equivalents, amounts receivable, and accounts payable and accrued liabilities approximate their fair values due to their short-term nature. It is not practicable to determine the fair values of amounts receivable due from to related parties (note 9) due to the related party nature of such amounts and the absence of a secondary market for such instruments.

(i)	Translation of foreign currencies

All of the Company's foreign operations are integrated. Monetary assets and liabilities denominated in a foreign currency are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except amortization, are translated at the average exchange rates for the year. Amortization is translated at the same exchange rate as the assets to which it relates. Gains or losses on translation are recorded in the statement of operations.

(j)	Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting year. Significant areas requiring the use of management estimates include the determination of the impairment of mineral property interests, determination of reclamation obligations, determination of valuation allowances for future income tax assets, and the assumptions used in determining fair value of non-cash stock-based compensation. Actual results could differ from these estimates.

(k)	Stock-based compensation

The Company has a share option plan which is described in note 8(c). The Company records all stock-based payments granted on or after November 1, 2003 using the fair value method.

Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are charged to operations over the vesting period. The offset is credited to contributed surplus.

Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

(l)	Asset retirement obligations

The Company recognizes statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the year ended December 31, 2005, fourteen months ended December 31, 2004, and the year ended October 31, 2003
(Expressed in Canadian Dollars)

are capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the discounting of the underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the asset.

(m)	Segment disclosures

The Company operates in a single operating segment, being the exploration of mineral properties in South Africa.

(n)	Comparative figures

Certain of the prior periods' comparative figures have been restated to conform to the presentation adopted for the current period.

4.	Change in accounting policy

Effective January 1, 2005, the Company adopted the Canadian Institute of Chartered Accountants Handbook Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG15"). Pursuant to AcG15, the Company is required to consolidate variable interest entities ("VIEs"), where it is the VIEs primary beneficiary. VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The primary beneficiary is the party that has exposure to a majority of the expected losses and/or expected residual returns of the VIE. The Company has concluded that the Ga-Phasha Project qualifies as a VIE but that the Company is not the primary beneficiary.

Accordingly, under AcG15, the Company's interest in the Ga-Phasha Project is accounted for using the equity method. Previously, the Company proportionately consolidated its interest. The Company has retroactively adopted this standard with restatement of prior periods. On adoption of this new standard at January 1, 2005, the Company decreased amounts receivable by $24,045, decreased accounts payable and accrued liabilities by $219,423, decreased mineral property interests by $195,387 and decreased future income tax liability by $1,385,255 at December 31, 2004. Deficit at January 1, 2005 and results of operations for the fourteen months ended December 31, 2004 and the year ended October 31, 2003 remained unchanged.

The Company has combined the "Investment in Ga-Phasha Project" with mineral property interests, and has presented the exploration expenses related to the Ga-Phasha project together with exploration expenses. The effect of the above required change in accounting policy on the Company's consolidated balance sheets at December 31, 2004 is summarized as follows:

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the year ended December 31, 2005, fourteen months ended December 31, 2004, and the year ended October 31, 2003
(Expressed in Canadian Dollars)

As at
Consolidated Balance Sheets	December 31, 2004

Total assets as originally stated	$26,025,635
Exclusion of current assets of Micawber	(24,045)
Equity loss of "Investment in Ga-Phasha Project"	(195,387)
Future income tax related to "Investment in Ga-Phasha Project"	(1,385,255)
Total assets, as restated	$24,420,948

Total liabilities as originally stated	$2,958,988
Exclusion of current liabilities of Micawber	(219,432)
Future income tax related to "Investment in Ga-Phasha Project"	(1,385,255)
Total liabilities as restated	$1,354,301

Shareholders' equity as originally stated and as restated	$23,066,647

5.	Amounts receivable

	December 31	December 31
	2005	2004
Value-added taxes recoverable	$31,987	$495,947
Employee expense advances	45,196	10,354
Other receivables	142,692	7,188
Amounts receivable	$219,875	$513,489

6.	Equipment

	December 31, 2005			December 31, 2004
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value
Office	$90,520	$48,462	$42,058	$65,846	$34,794	$31,052
Vehicles	253,468	121,363	132,105	253,468	86,525	166,943
	$343,988	$169,825	$174,163	$319,314	$121,319	$197,995

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the year ended December 31, 2005, fourteen months ended December 31, 2004, and the year ended October 31, 2003
(Expressed in Canadian Dollars)

7.	Mineral property interests

	Year ended	14 months ended
	December 31, 2005	December 31, 2004
Ga-Phasha Project (note 7(b))
Balance, beginning of period	$4,294,358	$–
Acquisition costs during the period	–	5,875,000
Future income tax liability	–	(1,385,255)
Equity loss – exploration expenses	(317,709)	(195,387)
Net investments during the period	95,039	–
Equity gain – future income tax recovery	65,000.	–
Equity gain – foreign exchange	165,312.	–
Ga-Phasha Project, end of period	4,302,000	4,294,358.
Platreef Properties – acquisition costs (note 7(a))	4,200,000	4,200,000
Balance, end of period	$8,502,000	$8,494,358

(a)	Northern Limb of the Bushveld Complex, South Africa Platreef

In October 1999, the Company acquired a two-stage right to purchase up to 100% of Pinnacle Resources Inc.'s ("Pinnacle") South African subsidiary, Plateau Resources (Proprietary) Limited ("Plateau"), which holds the Platreef platinum group mineral ("PGM") properties located on the Northern Limb of the Bushveld Complex in South Africa.

Pursuant to the acquisition agreement, the Company issued 378,500 shares during the period October 1999 to November 2003. On November 13, 2003, the Company issued an additional 400,000 common shares as full and final negotiated settlement under this agreement and thereby completed its acquisition of Plateau.

In South Africa, many mineral claim areas were historically defined by farm boundaries and are commonly referred to as "farms".

On May 23, 2000, the Company added to its mineral rights in the region by acquiring through Plateau the option to purchase a 100% interest in portion 2 of the Elandsfontein 766LR farm located contiguous to the pre-existing Platreef properties, pursuant to an agreement with MSA Projects (Proprietary) Limited. The option required staged issuances of a maximum of 500,000 common shares of the Company (of which 412,500 shares have been issued to December 31, 2005 and no further share issuances are expected) and aggregate cash payments up to a maximum of US$350,000 (of which US$69,250 and $15,000 have been paid).

In July 2001, Plateau acquired the right to purchase a 100 percent interest in the farm Hamburg 737LR (2,126 hectares) and Portion 1 of the farm Elandsfontein 766LR (428 hectares), located contiguous to the north end of the then-existing Platreef properties. Consideration for the exploration rights to these properties, which are in effect for a five year term, consists of payments of US$2.00 per hectare in year one escalating in stages to

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the year ended December 31, 2005, fourteen months ended December 31, 2004, and the year ended October 31, 2003
(Expressed in Canadian Dollars)

US$4.50 per hectare in year five. To purchase the farms outright, a payment of US$325 per hectare is required if the option is exercised in year one, escalating in stages to US$600 per hectare in year five.

In August 2002, the Company entered into a five year prospecting contract, expiring August 2007, with an option to extend the agreement for an additional three years with the South African Department of Mines and Energy (“DME”) for farm Noord Holland 775LR (1,229 hectares) bringing the aggregate land package of its Platreef Property to approximately 13,400 hectares. Annual option fees ranging from South African Rand ("ZAR") 3 per hectare to ZAR 18 per hectare are payable to the DME.

Rietfontein

On October 10, 2001, the Company completed an agreement with African Minerals Ltd., now Ivanhoe Nickel and Platinum Ltd. (“Ivanplats”), a private affiliate of Ivanhoe Capital Corporation, whereby Ivanplats has the right to earn a 50% interest in the Company's 2,900 hectare Rietfontein 2KS farm ("Rietfontein"). Under the terms of this agreement, Ivanplats must incur at least $750,000 in expenditures pursuant to exploration activities undertaken on Rietfontein in accordance with an approved program in each of the ensuing two years (of which the year one program has been completed) to obtain the right to form a 50/50 joint venture with the Company on Rietfontein. There is disagreement over budgets, compilation and analysis of the exploration results, and the overall adequacy and completeness of Ivanplats’ exploration activities. The Company and Ivanplats are currently in discussions over these matters, both outside of and within a formal arbitration process, pursuant to the terms of the earn-in agreement.

Kwanda (“Rustenburg”)

On May 16, 2002, the Company completed an agreement with Rustenburg Platinum Mines Limited ("Rustenburg"), a wholly owned subsidiary of Anglo American Platinum Corporation Limited (together "Anglo Platinum"), for the right to acquire up to an 80% interest in twelve PGM properties located on the Northern Limb of the Bushveld Complex.

Under the agreements with Anglo Platinum, the Company has acquired an initial 50% interest in the PGM rights to the twelve farms and can maintain this interest by making staged exploration expenditure totalling ZAR 25 million within five years. The Company is required to, and did, spend ZAR 2.5 million in year one, ZAR 5 million in year two, and is required to spend ZAR 5 million in each of years three and four and ZAR 7.5 million in year five. The Company has not yet fulfilled its expenditure requirements in respect of year three, but is in negotiations with Rustenburg to amend the exploration expenditure schedule.

If a mineral resource is identified, the Company can earn an additional 30% interest by bringing the property into commercial production. Rustenburg will retain a 20% interest in the joint venture. The agreements also include plans to involve local communities in future development of the properties. Any participation by local and regional communities will be provided out of Rustenburg's interest and any participation in the

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the year ended December 31, 2005, fourteen months ended December 31, 2004, and the year ended October 31, 2003
(Expressed in Canadian Dollars)

venture by a Historically Disadvantaged South Africans ("HDSA") partner will be provided out of the Company's interest.

Boikgantsho (“Drenthe-Overysel”)

On November 26, 2003, the Company announced that it had entered into a Joint Venture Agreement with Potgietersrust Platinums Limited ("PPRust"), a wholly owned subsidiary of Anglo American Platinum Corporation Limited (together "Anglo Platinum"). The Joint Venture was formed to explore and develop PGMs, gold and nickel mineralization on the Company's Drenthe 778LR and Witrivier 777LR farms and a portion of PPRust's adjacent Overysel 815LR farm. These farms are located on the Northern Limb of the Bushveld Complex.

The objective is to explore and develop a large-scale open pit deposit with the potential to utilize nearby milling, smelting and refining facilities which could provide substantial cost advantages to a new mining project. The Company contributed its rights to the Drenthe 778LR farm on which a large PGM-nickel resource has been outlined in the Drenthe deposit, and will contribute the Witrivier 777LR farm if the deposit extends north on to Witrivier 777LR. PPRust is contributing its rights to the northern portion of the Overysel 815LR farm which lies south of and contiguous to the Drenthe 778LR farm.

Pursuant to the terms of the Joint Venture Agreement, the Company and Anglo Platinum formed an initial 50/50 Joint Venture (the "Boikgantsho JV") to explore these farms for a period of up to five years. During that period, Anooraq will operate the exploration programs, and spend up to ZAR 12.35 million (of which the entire amount has been spent) on behalf of the Boikgantsho JV. Anooraq will then have the option to proceed on a year-by-year basis and to take the project to a bankable feasibility study ("BFS") level.

Once a BFS has been completed, the parties, by agreement, may proceed to exploitation subject to relevant regulatory requirements. If both partners decide to proceed, then a joint management committee will be established to oversee development and operations. At commencement of exploitation, the joint venture interest allotted to each of Anooraq and Anglo Platinum will be determined in proportion to the relative value of the metals contained in each contributed property as reflected in the BFS. Anooraq or Anglo Platinum, as the case may be, each has the right to make a cash payment to the other party or to fund additional capital contributions to equalize their respective contributions. During development, the Boikgantsho JV will be seeking a Black Economic Empowerment ("BEE") partner to participate in the project (which may be Anooraq itself) with the original Boikgantsho JV partners dividing the remaining interest.

Should the Company choose not to proceed, Anglo Platinum has the option of acquiring the Company's interest at the aggregate of (i) the net present value of exploiting the Company's mineral rights as a stand alone mining operation, by applying an agreed discount rate as determined in the BFS, and (ii) all exploration expenditures (as defined in the agreement) incurred by the Company up to the completion of the BFS. Should Anglo Platinum decide not to contribute to exploitation, its interest will be diluted over time pursuant to a formula taking into account expenditure on the project by the contributory parties. Anglo Platinum will remain entitled to a minimum 12.5% non-

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the year ended December 31, 2005, fourteen months ended December 31, 2004, and the year ended October 31, 2003
(Expressed in Canadian Dollars)

contributory interest, adjusted depending on the final PGM royalty to be established under the South African Mineral and Petroleum Royalty Bill, to a maximum of 15%.

Anglo Platinum has the right to enter into a PGM Ore or Concentrate Purchase and Disposal Agreement at the exploitation phase, based on standard commercial terms, whereby PGM produced from the operation would be treated at Anglo Platinum's facilities.

(b)	Eastern Limb of the Bushveld Complex, South Africa Ga-Phasha Project

In January 2004, the Company announced it had agreed to terms whereby the Company and Pelawan Investments (Proprietary) Limited ("Pelawan"), a private South African BEE company, would combine their respective PGM assets, comprising the Company's Northern and Western Limb PGM projects and Pelawan's 50% participation interest in the Ga-Phasha (previously known as Paschaskraal) PGM Project ("Ga-Phasha") on the Eastern Limb of the Bushveld Complex in South Africa. The Ga-Phasha property consists of four farms – Portion 1 of Paschaskraal 466KS, and the whole of farms Klipfontein 465KS, De Kamp 507KS and Avoca 472KS – covering an area of approximately 9,700 hectares.

The mineral title relating to the Ga-Phasha Project is held by Micawber 277 (Proprietary) Limited ("Micawber"), a private South African corporation which was owned 50% by Anglo Platinum and 50% by Pelawan.

Pursuant to the terms of the agreement between the Company and Pelawan, the Company acquired Pelawan's 50% shareholding in Micawber and the rights to its 50% participation interest in the Ga-Phasha Project in return for 91.2 million common shares of the Company (the "Consideration Shares") and cash payments totalling ZAR 15,652,744 ($3,055,416). Approximately 83 million Consideration Shares are being held in escrow until the earlier of September 29, 2010 or twelve months after the commencement of commercial production from the Ga-Phasha Project at which time they will be released.

The transaction was completed on September 29, 2004 and consequently Anooraq became a BEE company, by virtue of being majority owned by HDSA’s. The Ga-Phasha Project is a 50/50 joint venture between the Company, through Plateau, and Anglo Platinum, through its wholly owned subsidiary Rustenburg Platinum Mines Limited, governed by, among other things, a shareholders' agreement relating to Micawber entered into on September 22, 2004. Work on the Ga-Phasha Project is continuing toward the preparation of a bankable feasibility study.

The share exchange agreement which gave effect to the combination provides that if any financings in relation to the Ga-Phasha and Drenthe-Overysel (subsequently renamed "Boikgantsho") Projects (the “Projects”) take place prior to a particular date (the “Finalization Date”) and the shareholder dilution associated with of such financings cause Pelawan’s shareholding in Anooraq to fall below a 52% minimum shareholding, Anooraq will issue additional common shares to Pelawan in order to maintain that minimum. Such 52% minimum shareholding allows for compliance with BEE equity

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the year ended December 31, 2005, fourteen months ended December 31, 2004, and the year ended October 31, 2003
(Expressed in Canadian Dollars)

requirements under South African mineral legislation and was also a requirement of the South African Reserve Bank for approving the transaction. Originally the Finalization Date was September 30, 2005 but that date, by agreement in November 2005 between Anooraq and Pelawan, was extended.

The share exchange agreement further provided that, to the extent that no such dilutive financings had actually taken place by the Finalization Date, certain dilutive financings were deemed to have occurred by that date. The purpose was to make allowance for the dilutive effect on Pelawan’s shareholding of the anticipated financings for mine development of the Projects and, in this way, safeguard the status of Anooraq as a BEE company. For the purposes of calculating whether, by virtue of such deemed dilutive financings, any common shares are required to be issued to Pelawan in order to maintain a minimum 52% shareholding, the share exchange agreement provides that the quantum of such deemed financings will equal: (a) 30% of the estimated development costs in accordance with the bankable feasibility studies in respect of the Projects, less cash on hand, or (b) to the extent that such bankable feasibility studies have not been prepared as at the Finalization Date, $70.8 million related to the Ga-Phasha Project and $27.6 million related to the Drenthe-Overysel Project, less cash on hand (the “Deemed Dilutive Financings”). Following the Finalization Date, Anooraq has the right but not the obligation to issue additional common shares to Pelawan in order to maintain Pelawan’s minimum shareholding.

Neither additional financings nor bankable feasibility studies for the Projects had been completed by Anooraq as at September 30, 2005 and, in the absence of an amending agreement between the parties, a dilutive financing totaling $98.4 million and share issuances (based on the share price at the date of the deemed dilutive financing) would have been deemed to have taken place as at such date and the Company would have been obligated to issue to Pelawan that number of shares which, after notionally giving effect to the Deemed Dilutive Financings, would have resulted in Pelawan continuing to hold a 52% interest in the Company. In November 2005, Anooraq and Pelawan agreed to extend the Finalization Date to the earlier of:

(a)	the first date at which both the Drenthe-Overysel financing and the Ga- Phasha financings shall, in fact, have occurred;

(b)	any date which is within a 60-day period following an announcement by Anooraq of a further material transaction, as defined; and

(c)	December 31, 2006.

None of these events have occurred at December 31, 2005. Accordingly, the additional common shares which would, under the original terms of the share exchange agreement, have become issuable to Pelawan by Anooraq as of September 30, 2005 were not required to be issued at that time and the determination of whether any additional common shares will be required to be issued to Pelawan in light of any actual or deemed dilutive financings will be made in due course on the Finalization Date, as amended. The method for determining whether such additional common shares will be issuable upon the Finalization Date remains as described above. Upon the Finalization Date, the dilutive financings for the purposes of calculating whether any additional common shares are

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the year ended December 31, 2005, fourteen months ended December 31, 2004, and the year ended October 31, 2003
(Expressed in Canadian Dollars)

issuable to Pelawan will be the actual dilutive financings undertaken in relation to the Projects to date and, to the extent that no such financings have been undertaken, the Deemed Dilutive Financings described above.

The transaction constituted a “reverse take-over” under the policies of the TSX Venture Exchange. This transaction was accounted for as an acquisition by Anooraq of Micawber's 50% interest in its mineral properties. However, because neither the fair value of the Anooraq shares issued, nor the fair value of the mineral property interests acquired could be readily determined, the acquisition was recorded at the net book value, as determined in accordance with Canadian generally accepted accounting principles, of Micawber's net assets acquired, being nil, plus related transaction costs.

The acquisition costs were accounted for as follows:

Cash payments totaling ZAR 15,652,744	$3,055,416
Financial, legal, advisory, and other fees	1,419,329
Estimated South African stamp duties	15,000
Book value of Micawber's net assets acquired	–
Future income taxes	1,385,255
Acquisition cost, Ga-Phasha Project	$5,875,000

Commencing September 24, 2004, the date of completion of the reverse take-over transaction, the Company accounts for its interest in Micawber, which holds the Ga-Phasha Project, using the equity method. The Ga-Phasha Project includes for the year ended December 31, 2005 an equity loss relating to exploration expenses of $317,709 (fourteen month period ended December 31, 2004 – $195,387), an equity gain for future income tax recovery of $197,597 (fourteen month period ended December 31, 2004 – $nil), and an equity gain for foreign exchange of $195,357 (fourteen month period ended December 31, 2004 – $nil).

c)	Western Limb of the Bushveld Complex, South Africa Thusong Joint Venture

In May 2003, the Company entered into a joint venture agreement with Rustenburg to form a joint venture to explore and develop PGMs, gold and nickel mineralization on the Wachteenbietjieslaagte 4JQ, Vogelstruiskraal 400KQ and Cyferkuil 1JQ farms, which are located on the western limb of the Bushveld Complex, approximately 75 kilometres north of the town of Rustenburg, adjacent to Anglo Platinum’s Union operations.

Pursuant to the terms of the joint venture agreement, the Company and Anglo Platinum will form an initial 50/50 joint venture (the "Thusong JV") to explore the three farms for a period of up to five years from the date of the agreement. During that period, the Company will operate exploration programs, and spend up to ZAR 12 million on behalf of the Thusong JV. The Company will have the option to proceed to take the project to a BFS level. Once the BFS has been completed, the parties, by agreement, may jointly or separately proceed to exploitation. During development, the Thusong JV will be seeking a BEE partner (which could be the Company itself) to participate in the project. If both partners decide to proceed, then a joint management committee will be established to oversee development and operations. Should Anglo Platinum decide not to contribute to

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the year ended December 31, 2005, fourteen months ended December 31, 2004, and the year ended October 31, 2003
(Expressed in Canadian Dollars)

exploitation, its interest will be diluted over time pursuant to a formula taking into account expenditure on the project by the contributing parties. Anglo Platinum will remain entitled to a minimum 17.5% non-contributory interest, adjusted depending on the final PGM royalty established under the South African Mineral and Petroleum Royalty Bill to a maximum of 20%. Should the Company decide not to proceed, Anglo Platinum has the right to buy out the Company’s interest at the pro-rata net present value of exploiting the farms as determined in the BFS.

Under current South African legislation, as permits expire (or by April 30, 2006) the Company is required to convert its old order rights to new order rights, which the Company has commenced. The Company sees no reason to expect that such conversions will be not be approved in the normal course.

8.	Share capital

(a)	Authorized share capital

The Company's authorized share capital consists of an unlimited number of common shares without par value.

(b)	Issued and outstanding common shares

Common shares issued and outstanding		Number of	Dollar
	Price	Shares	Amount
Balance, October 31, 2002		32,148,463	$20,048,474
Issued during fiscal 2003
Shares issued for property option	$0.75	270,833	203,125
Share purchase options exercised	$0.60	1,206,000	720,090
Share purchase warrants exercised	$0.72	5,138,876	3,435,560
Private placement, May 2003, net of issue costs (note 8(f))	$0.52	1,400,000	679,614
Balance, October 31, 2003		40,164,172	25,086,863
Issued during fiscal 2004
Shares issued for property option (note 7(a))	$0.85	400,000	340,000
Fair value of stock options allocated to shares issued on exercise	–	–	588,560
Share purchase options exercised	$0.75	3,419,300	2,555,390
Share purchase warrants exercised	$0.85	3,313,125	2,822,529
Private placement, Dec 2003, net of issue costs (note 8(e))	$2.10	9,523,810	18,635,143
Shares issued to acquire Ga-Phasha Project (note 7(b))		91,200,000	–
Share issue cost of Ga-Phasha project		–	(54,128)
Balance, December 31, 2004		148,020,407	49,974,357
Share purchase options exercised	$0.79	200,000	157,500
Fair value of stock options allocated to shares issued on exercise	–	–	75,506
Balance, December 31, 2005		148,220,407	$50,207,363

(c)	Share option plan

The Company has a share option plan approved by the Company’s shareholders that allows it to grant options, subject to regulatory terms and approval, to its directors, employees, officers, and

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the year ended December 31, 2005, fourteen months ended December 31, 2004, and the year ended October 31, 2003
(Expressed in Canadian Dollars)

consultants to, as at December 31, 2005, acquire up to 13,453,200 common shares, of which 4,778,200 options were outstanding and 8,675,000 remained available to grant. The exercise price of each option is set by the Board of Directors at the time of grant but cannot be less than the market price (less permissible discounts) on the TSX Venture Exchange. Options have a term of up to a maximum of ten years (however, the Company has historically granted options for up to a term of five years), and terminate 30 days following the termination of the optionee’s employment or term of engagement, except in the case of retirement or death. Vesting of options is at the discretion of the Board of Directors at the time the options are granted.

The continuity of share purchase options is as follows:

			Contractual
	Weighted		weighted average
	average		remaining life
	exercise price	Number of options	(years)
Balance, October 31, 2002	$ 0.75	3,756,500	1.59
Granted	1.35	2,852,000
Exercised	0.60	(1,206,000)
Expired	0.56	(88,500)
Cancelled	0.68	(114,000)
Balance, October 31, 2003	$ 1.12	5,200,000	1.36
Granted	1.89	897,500
Exercised	0.75	(3,419,300)
Cancelled	0.97	(68,200)
Balance, December 31, 2004	$ 1.87	2,610,000	1.54
Granted	1.39	4,233,200
Exercised	0.79	(200,000)
Expired	2.00	(1,522,500)
Cancelled	1.60	(342,500)
Balance, December 31, 2005	$ 1.47	4,778,200	3.61

Options outstanding and exercisable at December 31, 2005 were as follows:

		Number of
		options
Expiry date	Option price	outstanding
October 26, 2006	$ 1.95	535,000
October 26, 2006	$ 2.00	35,000
October 26, 2006	$ 1.64	200,000
July 01, 2007	$ 0.95	100,000
September 28, 2007	$ 1.40	435,000
December 14, 2007	$ 1.40	408,200
December 14, 2010	$ 1.40	3,065,000
Total		4,778,200
Average option price		$ 1.47

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the year ended December 31, 2005, fourteen months ended December 31, 2004, and the year ended October 31, 2003
(Expressed in Canadian Dollars)

The exercise prices of all share purchase options granted during the period were equal to the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted have been reflected in the consolidated statement of operations as follows:

		Fourteen
		months
	Year ended	ended	Year ended
	December 31	December 31	October 31
	2005	2004	2003
Stock-based compensation – Exploration	$714,243	$1,040,542	$8,875
Stock-based compensation – Office and administration	1,822,010	1,426,006	477,087
Credited to contributed surplus during the period	2,536,253	2,466,548	485,962
Share purchase options exercised, credited to share capital	(75,506)	(588,560)	–
Contributed surplus, beginning of the period	2,363,950	485,962	–
Contributed surplus, end of period	$4,824,697	$2,363,950	$485,962

The assumptions used to estimate the fair value of options granted during the period were:

	2005	2004	2003
Risk free interest rate	3%	3%	3%
Expected life	4 years	2 years	2 years
Volatility	82%	88%	40%
Expected dividends	nil	nil	nil

(d)	Share purchase warrants

The continuity of share purchase warrants is as follows:

Note Reference				8	(e)
Expiry date	Aug. 28,	Dec. 21,	Dec. 27,	June 1,
	2003	2003	2003	2005
Exercise price	$0.70	$0.85	$0.88	$2.50		TOTAL
Balance, October 31, 2002	4,500,000	3,692,718	259,283	–		8,452,001
Exercised	(4,500,000)	(592,000)	(46,876)	–		(5,138,876)
Balance, October 31, 2003	–	3,100,718	212,407	–		3,313,125
Issued	–	–	–	5,333,334		5,333,334
Exercised	–	(3,100,718)	(212,407)	–		(3,313,125)
Balance, December 31, 2004	–	–	–	5,333,334		5,333,334
Issued	–	–	–	–		–
Exercised	–	–	–	–		–
Expired	–	–	–	(5,333,334)		(5,333,334)
Balance, December 31, 2005	–	–	–	–		–

(e)	Private placement, December 2003

During December 2003, the Company completed a $20 million private placement financing of 9,523,810 units at a price of $2.10 per unit. Each unit was comprised of one common share and one-half of a common share purchase warrant, with each whole warrant exercisable at $2.50 per

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the year ended December 31, 2005, fourteen months ended December 31, 2004, and the year ended October 31, 2003
(Expressed in Canadian Dollars)

common share until June 1, 2005. The agents received 571,429 share purchase warrants each exercisable into one common share at $2.50 per common share until June 1, 2005. The fair value of warrants issued has been presented on a net basis in share capital. During the year ended December 31, 2005, these warrants expired unexercised.

(f)	Private placement, May 2003

On May 27, 2003, the Company completed a private placement financing consisting of 1,400,000 common shares at a price of $0.52 per share.

9.	Related party transactions and balances

			Fourteen
		Year ended	months ended	Year ended
	Note	December 31	December 31	December 31
Services rendered by	ref	2005	2004	2003
Hunter Dickinson Inc.	(a)	$1,297,159	$1,512,441	$1,281,758
Hunter Dickinson Group Inc.	(b)	9,600	17,360	28,722
Pelawan Investments (Proprietary) Limited	(c)	658,035	745,438	–
CEC Engineering Ltd.	(d)	166,662	135,104	166,969

		As at	As at
		December 31	December 31
Related party balances receivable (payable)		2005	2004
Hunter Dickinson Inc.	(a)	$233,205	$24,195
CEC Engineering Ltd.	(d)	(48,506)	24,118
Pelawan Investments (Proprietary) Limited	(c)	–	44,080
Tecnicos HD de Mexico SA de CV	(a)	–	(58,933)
Servicios HD de Mexico SA de CV	(a)	–	97,649

(a)

Hunter Dickinson Inc. ("HDI") is a private company owned equally by nine public companies, one of which is Anooraq. HDI and its wholly owned subsidiaries, including Tecnicos HD de Mexico SA de CV and Servicios HD de Mexico SA de CV have certain directors in common with the Company, and provide geological, corporate development, administrative and management services to, and incur third party costs on behalf of, the Company on a full cost recovery basis pursuant to an agreement dated December 31, 1996. The balances receivable from (payable to) HDI and its subsidiaries have resulted from advances against future work, services, or cost reimbursements, or from HDI providing periodic short-term working capital advances to the Company.

(b)

Hunter Dickinson Group Inc. ("HDGI") is a private company with certain directors in common with the Company that provides consulting services to, and incurs costs on behalf of, the Company, at market rates.

(c)

Pelawan is a private South African BEE company which is a significant shareholder of the Company and which has certain directors in common with the Company (note 7(b)). Pelawan became a majority shareholder on September 29, 2004. During the year ended December 31, 2005, the Company paid or accrued $658,035 (fourteen months ended December 31, 2004 –

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the year ended December 31, 2005, fourteen months ended December 31, 2004, and the year ended October 31, 2003
(Expressed in Canadian Dollars)

$745,438) for technical, corporate development, administrative and management services provided to, and repayment of costs paid on behalf of, the Company.

(d)

During the year ended December 31, 2005, the Company paid or accrued $166,662 (fourteen months ended December 31, 2004 – $135,104 to CEC Engineering Ltd ("CEC"), a private company owned by a former director, for engineering and project management services at market rates.

(e)

Micawber is a private South African corporation which is owned 50% by Anglo Platinum and 50% by the Company; hence it is a related party. The Company accounts for its investment in Micawber using the equity method (note 7(b)).

10.	Income taxes

As at December 31, 2005 the tax effect of the significant components within the Company’s future tax asset (liability) were as follows:

	December 31,	December 31,
	2005	2004
		(restated)
Future income tax assets
Mineral property interests	$4,428,000	$4,008,000
Loss carry forwards	4,408,000	2,783,000
Equipment	20,000	7,000
Resource-related tax pools	–	–
Other tax pools	582,000	471,000
Subtotal	9,438,000	7,269,000
Valuation allowance	(9,438,000)	(7,269,000)
Net future income tax asset	–	–

Future income tax liability
Mineral property interests	$1,154,943	$1,385,255

The Company’s future income tax liability relates to its equity investment in the Ga-Phasha Project.

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial tax rates to earnings before income taxes. These differences result from the following items:

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the year ended December 31, 2005, fourteen months ended December 31, 2004, and the year ended October 31, 2003
(Expressed in Canadian Dollars)

	December 31	December 31
	2005	2004
		(restated)
Combined Canadian federal and provincial statutory rate	34.87%	35.62%

Income tax at statutory rates	$(4,174,000)	$(4,640,000)
Non-deductible items	905,000	709,000
Difference in foreign tax rates	455,000	616,000
Reduction in statutory tax rates	223,000	58,000
Benefit of unrealized FX loss	(237,000)	–
Other	(64,000)	(312,000)
Change due to foreign exchange	658,000	–
Valuation allowance	2,169,000	3,569,000
	$(65,000)	$–

At December 31, 2005, the Company had losses available for income tax purposes in Canada totalling approximately $8.6 million (2004 – $6.6 million), expiring in various periods from 2006 to 2015.

11.	Segmented information

For the year ended
December 31, 2005	Canada	Mexico	South Africa	Total
Exploration expenditures	$–	$–	$5,240,321	$5,240,321
Loss for the year	(4,302,015)	(8,841)	(7,992,945)	(12,303,801)
Interest and other income	190,578	–	(70,799)	119,779
Total assets	4,645,858	32,166	9,157,572	13,835,596
Equipment	–	–	174,163	174,163

For the 14 months ended
December 31, 2004	Canada	Mexico	South Africa	Total
Exploration expenditures	$–	$–	$7,860,266	$7,860,266
Loss for the year	(4,086,230)	(4,323)	(8,936,711)	(13,027,264)
Interest and other income	432,551	–	52,901	485,452
Total assets	14,685,470	44,151	9,750,260	24,479,881
Equipment	–	–	197,995	197,995

For the year ended
October 31, 2003	Canada	Mexico	South Africa	Total
Exploration expenditures	$–	$–	$1,963,784	$1,963,784
Loss for the year	(1,672,726)	(128,681)	(2,028,007)	(3,829,414)
Interest and other income	43,978	–	2,082	46,060

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the year ended December 31, 2005, fourteen months ended December 31, 2004, and the year ended October 31, 2003
(Expressed in Canadian Dollars)

12.	Differences between Canadian and United States generally accepted accounting principles

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain material respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with United States generally accepted accounting principles (“US GAAP”).

Had the Company followed US GAAP, certain items on the consolidated statements of operations and deficit, and balance sheets would have been reported as follows:

	As at	As at
	December 31,	December 31,
	2005	2004

Consolidated Balance Sheets
Total assets under Canadian GAAP	$13,835,596	$24,479,881
Adjustments under US GAAP	—	—
Total assets under US GAAP	$13,835,596	$24,479,881

Total liabilities under Canadian GAAP	$378,997	$1,413,234
Adjustments under US GAAP	—	—
Total liabilities under Canadian and US GAAP	$378,997	$1,413,234

Shareholders’ equity under Canadian and US GAAP	$13,456,599	$23,066,647

		Fourteen
	Year ended	months ended	Year ended
	December 31,	December 31,	October 31,
Consolidated Statements of Operations	2005	2004	2003

Loss for the year under Canadian
and US GAAP	$12,303,801	$13,027,264	$3,829,414

Basic and diluted loss per share
for the year under Canadian
and US GAAP	$0.08	$0.18	$0.11

There are no material differences between Canadian GAAP and US GAAP in the consolidated statements of cash flows for the years ended December 31, 2005, the fourteen months ended December 31, 2004, and the year ended October 31, 2003.

(a)

United States Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation", requires that stock-based compensation be accounted for based on a fair value methodology, although in certain instances it allows the effects to be disclosed in the notes to the financial statements rather than in the statement of operations. SFAS 123 also allows an entity to continue to measure compensation costs for stock-based compensation plans using the intrinsic value based method of accounting as prescribed by APB Opinion No. 25 ("APB 25"). To October 31, 2002, the Company had elected to measure compensation cost for its plans using APB 25 for US GAAP purposes. As a result of changes to Canadian GAAP for the year ended October 31, 2003, there were no

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the year ended December 31, 2005, fourteen months ended December 31, 2004, and the year ended October 31, 2003
(Expressed in Canadian Dollars)

material differences in the treatment by the Company with respect to stock based compensation under US and Canadian GAAP for the year ended October 31, 2003.

United States Statement of Financial Accounting Standards 148 ("SFAS 148"), "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123", permits a company to adopt a fair value methodology on a prospective basis. Effective November 1, 2003, for US GAAP purposes, the Company prospectively adopted the fair value method of accounting for stock-based compensation, a treatment consistent with the accounting treatment used for Canadian GAAP.

For the years ended December 31, 2005, the fourteen months ended December 31, 2004, and year ended October 31, 2003, there were no differences in stock-based compensation expense in respect of employee or non-employee share options which would be required to be charged to operations under both Canadian and US GAAP. However, for US GAAP purposes, stock- based compensation would be classified in the consolidated statements of operations by the nature of the services provided and not as a separate line item.

(b)

In December 2004, the FASB issued SFAS No. 153, Exchanges of Non-Monetary Assets, an Amendment of APB Opinion No. 29. The guidance in APB No. 29, Accounting for Non- Monetary Transactions, is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. However, the guidance in that Opinion included certain exceptions to that principle. This Statement amends APB No. 29 to eliminate the exception for exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement will be effective for fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges incurred during fiscal years beginning after the date this Statement was issued. The Company adopted SFAS 153 on January 1, 2005 on a prospective basis, and there are no material differences between the treatment under Canadian and US GAAP.

(c)

During the year ended December 31, 2004, for US GAAP purposes, the Company adopted FASB Interpretation No. 46R, “Consolidation of Variable Interest Entities” (“FIN 46R”). Pursuant to FIN 46R, under US GAAP the Company is required to consolidate variable interest entities (“VIEs”), where it is the entity’s primary beneficiary. VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The primary beneficiary is the party that has exposure to a majority of the expected losses and/or expected residual returns of the VIE. The Company has concluded that its interest in the Ga-Phasha Project qualifies as a VIE but that the Company is not the primary beneficiary. As disclosed in note 4, the Company adopted similar accounting standards in Canada for the consolidation of variable interest entities on a retroactive basis. As a result, there are no material differences between the treatment under Canadian and US GAAP.

(d)	Pursuant to US GAAP, the Company would be considered an exploration stage company as the Company is devoting efforts to establishing commercially viable mineral properties.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the year ended December 31, 2005, fourteen months ended December 31, 2004, and the year ended October 31, 2003
(Expressed in Canadian Dollars)

However, the identification of the Company as such for accounting purposes does not impact the measurement principles applied in these consolidated financial statements.

(e)	Impact of recent United States accounting pronouncements:

(i)

In March 2005, the EITF issued EITF 04-6, "Accounting for Stripping Costs in the Mining Industry". The consensus indicated that costs of removing overburden and waste materials ("stripping costs") after production begins, represent variable production costs and should be considered a component of mineral inventory cost subject to the guidance in Chapter 4 of Accounting Research Bulletin No. 43, "Restatement and Revision of Accounting Research Bulletins". EITF 04-6 is effective for fiscal years beginning after December 15, 2005 and upon adoption, can be applied by either retroactively restating prior periods or using a cumulative catch-up adjustment. The Company believes this Statement will have no impact on the financial statements of the Company once adopted.